September 28, 2007

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:	Trust for Professional Managers (the “Trust”)
File Nos.: 333-62298, 811-10401

Dear Mr. O’Connor:

The enclosed amendment relates to the Minimum Return Fund based on the S&P 500® (the “Fund”), a series of Trust for Professional Managers (the “Trust”).  The Trust (File Nos. 333-62298 and 811-10401) filed its Post-Effective Amendment (“PEA”) No. 20 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on June 7, 2006, for the purpose of adding the Fund as a series of the Trust (the “Prior PEA”).  On July 26, 2006, Mr. Jim O’Connor of the Commission’s staff provided comments and suggestions with respect to the Prior PEA.  Thereafter, the Trust made a number of PEA filings for the purpose of redesignating the effective date for the Fund but ultimately withdrew the Prior PEA.

The Trust is now prepared to move forward with the addition of the Fund as a series of the Trust, and the enclosed amendment is being filed for that purpose.  The enclosed amendment responds to Mr. O’Connor’s comments and also includes certain non-material changes as appropriate.  For the staff’s convenience in reviewing the enclosed amendment, Mr. O’Connor’s comments on the Prior PEA are set forth in boldface type below, immediately followed by the Fund’s responses.  In addition to the changes made in response to Mr. O’Connor’s comments, two principal changes to the Prior PEA were made in the enclosed amendment.  First, Assured Guaranty Corp. has been replaced by MBIA Insurance Corporation as the provider of the Fund’s financial guaranty.  Second, the Fund intends to enter into an option agreement that is intended to fully hedge the Fund’s obligations with respect to the payment of the “Guaranteed Amount” against a decline in the net asset value of the Fund below the “Guaranteed Amount” on the “Guarantee Maturity Date.”

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the staff of the Commission, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments does not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Fund nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

The Fund’s responses to Mr. O’Connor’s comments of July 26, 2006 are as follows:

Prospectus (Investments, Risks and Performance/Investment Objective)

1.
With respect to the statement: “the Fund will seek capital growth through investments that, before expenses, correspond to the total return of the Standard and Poor’s 500…” please clarify whether the Fund will be using synthetic investments to replicate S&P 500 investment results (such as derivatives) or if the Fund will invest solely in stocks included in the S&P 500.

The Fund responds by stating that it may use direct investments and/or derivatives to attempt to achieve its objective of capital growth that, before expenses, corresponds to the return of the S&P 500 Index.  The Fund’s investments will consist primarily of stocks included in the S&P 500 Index or derivatives (such as futures contracts, options on securities, indices or futures or swap agreements) based on the S&P 500 Index or its components.  At least 80% of the Fund’s portfolio will consist of these investments.  The Fund may use derivatives for any one or more of the following purposes:  to hedge against the economic impact of adverse changes in the market value of the Fund’s portfolio securities because of changes in stock market prices; as a substitute for buying and selling securities; and as a cash flow management technique.  Disclosure to the foregoing effect has been added to the Prospectus and the Statement of Additional Information.

Prospectus (Investments, Risks and Performance/Guarantee Period)

2.	Please clarify whether the “Guarantor” is an affiliate of the Adviser.

The Fund responds by stating that the Guarantor is not an affiliate of the Adviser.  However, as disclosed in the Prospectus, an affiliate of the Guarantor may acquire the right to purchase warrants and non-voting stock in the Adviser.  However, such affiliate will not be entitled to acquire any voting securities of the Adviser and will not otherwise acquire any rights that would enable the affiliate to influence or exert control over the Adviser.

3.	In the “The Guarantor” section of the prospectus, please cross reference to the section of the prospectus where the material terms of the guaranty insurance policy are discussed.

The Fund responds by adding the “The Guarantee and The Financial Guaranty Agreement” section to the Prospectus at page 6.  This section describes all of the material terms of the guaranty insurance policy and immediately follows “The Guarantor” section.

4.	Please explain why the Fund feels that the Guarantor would not be considered an investment adviser to the Fund.

The Fund responds by stating that the Guarantor is not an investment adviser to the Fund because it has no role in the management of the Fund’s portfolio regardless of whether the Adviser or the Fund comply or do not comply with the terms of the Financial Guaranty Agreement.  Section 2(a)(2) of the Investment Company Act defines an investment adviser to be an investment company to be: (A) any person (other than a bona fide officer, director, trustee, member of an advisory board, or employee of such company, as such) who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A); but does not include (i) a person whose advice is furnished solely through uniform publications distributed to subscribers thereto; (ii) a person who furnishes only statistical and other factual information, advice regarding economic factors and trends, or advice as to occasional transactions in specific securities, but without generally furnishing advice to making recommendations regarding the purchase or sale of securities; (iii) a company furnishing such services at cost to one or more investment companies, insurance companies, or other financial institutions, (iv) any person the character and amount of whose compensation for such services must be approved by a court, or (v) such other persons as the Commission made by rules and regulations or order determine not to be within the intent of this definition.

Thus, there are two sets of circumstances in which a person is an investment adviser to an investment company.1  The first is a person who regularly furnishes advice with respect to the desirability of purchasing or selling securities.  The second is a person who is empowered to determine what securities may be purchased or sold by a registered investment company.
The Guarantor does not fit within either set of circumstances.  The Guarantor will not advise the Adviser or the Fund as to the desirability of purchasing or selling securities.  Nor will the Guarantor be empowered to determine what securities the Fund will purchase or sell.  The portfolio requirements set forth in the Financial Guaranty Agreement mirror the investment strategies and policies of the Fund, and the Adviser is permitted to fairly and objectively interpret those requirements.  Although the Guarantor may require the implementation of an “Approved Trading Program” in the event the Adviser fails to follow the portfolio requirements, the “Approved Trading Program” will be agreed to in advance and be implemented by the Adviser, the Fund and the Fund’s custodian, not the Guarantor.  Neither of the foregoing circumstances put the Guarantor in the position of furnishing advice to the Fund with respect to the desirability of investing in securities or of empowering it to determine what securities to buy or sell for the Fund.  Therefore, the Guarantor will not be an investment adviser to the Fund.2

5.	Please discuss whether the amounts payable by the Guarantor may be used by the Adviser to recover waived fees and expenses?

The Fund responds by stating that amounts payable to the Guarantor may not be used by the Adviser to recover waived fees and expenses.  This is further explained in “The Guarantee and The Financial Guaranty Agreement” section of the Prospectus.  The Fund also responds by adding the following language to footnote 6 of the fees and expenses table:  “Any amounts paid pursuant to the Guarantee will not be used to reimburse the Adviser for fees that it waived or reimbursed pursuant to the operating expense limitation agreed to by the Adviser.”

1   This definition is considerably narrower than the definition of investment adviser under the Investment Advisers Act of 1940, for good reason.  Otherwise, any business that provided investment research to an investment adviser to an investment company would itself be an investment adviser to the investment company.  Accordingly, letters interpreting the definition of investment adviser under the Investment Advisers Act, such as Financial Strategies, Inc., SEC No-Action Letter (February 14, 1994), are not relevant.
2   Although we are not aware of any SEC interpretations directly on point, we believe that the no-action position taken by the Division in Cornelius C. Rose Associates, Incorporated (“Rose”) (SEC No-Action Letter, January 6, 1978) is instructive.  In its request, Rose described services that it provided to an investment company, including discussing “various economic or other factors affecting the real investment trust (“REIT”) industry or specific REIT securities in a context of general factors…relating directly to the [investment company] or to the REIT industry in general.”  In addition, Rose “furnished advice with respect to the buying or selling of particular securities on relatively rate occasions.”  In response, the SEC staff noted that the definitions of investment adviser under the Investment Company Act and the Investment Advisers Act of 1940 (“Advisers Act”) differ.  The SEC staff agreed that Rose, in providing these services -- economic and other factors affecting a particular industry as well as infrequent securities recommendations – was excluded from the definition of investment adviser of an investment company under Section 2(a)(20)(ii) of the Investment Company Act.  See also Am. Republic Assurance Co. (SEC No-Action Letter, Feb. 28, 1972) (similar staff position, although facts less clear).

6.	Please file the executed guarantee agreement or guarantee insurance policy with Assured Guaranty as an exhibit with the final PEA.

The Fund will file both the executed guaranty agreement and the guarantee insurance policy with the final PEA for the Fund.

7.	Please expand this discussion as necessary to include the material terms of the Guarantee Agreement.

The Fund responds by adding “The Guarantee and The Financial Guaranty Agreement” section at page 6 of the Prospectus.

8.
If during the Guarantee Period the Fund or Adviser fails to comply with the terms of the guarantee agreement, is the Guarantor required to promptly notify the Fund of any deficiency and, if so, would the Fund have the opportunity to cure such deficiency?  Please explain in the Prospectus.

The Fund responds by stating that if the Adviser or the Fund fail to comply with the terms of Financial Guaranty Agreement, such failure may be a “trigger event” within the meaning of said Agreement (see description of “trigger event”, and the remedies of the Guarantor with respect thereto, set forth in the Prospectus at page 7 in “The Guarantee and The Financial Guaranty Agreement” section).  The Fund will not have an independent opportunity to cure any deficiency caused by a failure of the Fund or the Adviser if the Guarantor exercises its remedies under the Financial Guaranty Agreement upon the occurrence of a “trigger event.”  However, the Guarantor’s exercise of remedies under such circumstances will have no effect on the Guarantee, which will remain in full force and effect.

9.
During the Guarantee Period, will the Guarantor rely exclusively on the Fund or Adviser to monitor the Fund’s compliance with the guaranty agreement?  If so, please discuss the risks to the Fund that may arise.

Under the Financial Guaranty Agreement, the Adviser is required to submit, or cause to be submitted, daily reports to the Guarantor.  Such reports enable the Guarantor to monitor the Fund’s compliance with the Agreement, and the failure to deliver such reports is a “trigger event” within the meaning of the Agreement (see description of “trigger event,” and the remedies of the Guarantor with respect thereto, set forth below and in the Prospectus at page 7 in “The Guarantee and The Financial Guaranty Agreement” section).  However, the Fund is not at risk by reason of the foregoing because the Guarantee, following its initial issuance, is not subject to termination or withdrawal for any reason including, without limitation, the occurrence of a “trigger event”.

10.	Please explain what recourse shareholders would have in the event that the Fund or the Adviser fails or is unable to comply with the conditions of the guaranty agreement.

The Fund responds by stating that the shareholders always have the opportunity to redeem their shares of the Fund and that the Guaranty will remain in place during the entire Guarantee Period.  Therefore, the Fund’s shareholders will be protected even though they do not have independent recourse if the Fund or the Adviser fails to comply with the guaranty agreement.

11.
Please clarify whether a claim by the Guarantor with respect to the Fund or the Adviser, in the event of a failure by the Fund or Adviser, would comply with the terms of the guaranty agreement and may reduce or otherwise affect the amount the Guarantor is required to pay under the terms of the guaranty agreement.

The Fund responds by stating that a claim by the Guarantor would not reduce or affect the amount that it is required to pay under the terms of the Financial Guaranty Agreement.  If the Adviser or the Trust on behalf of the Fund shall fail to perform any obligation under the Financial Guaranty Agreement, or other transaction documents, which could have an adverse effect on the Fund, this would be a “trigger event” (as defined in the Agreement and described in the Prospectus at page 7).  If a “trigger event” occurs and is continuing, the Guarantor, at its election, shall have the right to deliver a “default notice” to the Fund.  Upon receipt of this notice, the Fund (acting through the Trustees of the Fund) will be responsible for terminating the Adviser and finding and retaining a replacement Adviser, in each case reasonably promptly and subject to the fiduciary duties of the Trustees to the Fund and its shareholders.  In addition to the remedies described above, a “default notice” would be delivered to the Fund, the Adviser and the Custodian by the Guarantor specifying the occurrence of such “default” and the direction and undertaking regarding the remedies.  Upon the receipt of the “default notice,” the Fund, Adviser and the Custodian, as applicable, will cause the Fund to remedy such “default” by implementing the Approved Trading Program pursuant to the direction and undertaking regarding remedies.  The Approved Trading Program has been described in the Prospectus on page 7.  The Fund also responds by stating that from the date the Fund receives notice of a “trigger event” until such “trigger event” is cured or waived by the Guarantor, the Fund will suspend issuance of shares, other than in connection with the reinvestment of dividends or other distributions.  All of these risks have been disclosed in “The Guarantee and The Financial Guaranty Agreement” and “The Guarantor” sections of the Prospectus.

12.	Please include GAAP audited financial statements of the Guarantor and the Adviser as well as auditor’s consents for both parties as exhibits to the PEA filing.

The Fund responds by stating that for the Guarantor, its audited financial statements are incorporated by reference and an auditor’s consent will be filed as an exhibit to the Fund’s final PEA filing.  With respect to the Adviser, the Fund respectfully responds by stating that the Adviser’s financial statements are not material to a shareholder of the Fund because the Adviser does not have any financial obligation with respect to the Guarantee.

13.	Please discuss the risk to shareholders in the event that the Fund is liquidated or otherwise terminated during the Guarantee Period.

If the Fund is liquidated before the maturity date of the Guarantee, the Fund states that the Fund’s shareholders are at risk to a decline in the Fund’s net asset value to a value less then the amount payable pursuant to the Guarantee.  This risk has been disclosed in “The Guarantee and The Financial Guaranty Agreement” and “The Guarantor” sections of the Prospectus.

14.	Please explain to what extent the Guarantor or the Adviser may be responsible to pay the Guaranteed Amount prior to the maturity date.

Please refer to the response to comment 13, above.

15.	Please be advised that the Guarantor should provide a statement of any legal restriction that may affect the Guarantor’s ability to comply with the terms of the guaranty agreement.

The Fund responds by stating that it believes that there are no legal restrictions that may affect the Guarantor’s ability to comply with the terms of the Guaranty Agreement.  Please also refer to the disclosure in “The Guarantee and The Financial Guaranty Agreement” section in the Prospectus at page 6.

16.	Please indicate whether the Guarantor intends to enter into any hedging or reinsurance policies or transactions as a hedge against the Guarantor’s exposure under the guarantee agreement.

The Fund responds by stating that under the Financial Guaranty Agreement, the Guarantor has reserved the right to issue participations in the Guarantee or to enter into contracts of reinsurance with respect to the Guarantee.  However, neither of these methods by which the Guarantor may mitigate its risk under the Guarantee affects its primary obligation thereunder.  The issuance of the Guarantee is also contingent upon the Fund entering into a swap agreement to hedge the risk of the underperformance of the S&P 500 and an option agreement to hedge the risk of the underperformance of the Fund.  Without the swap and option agreements, the Guarantor’s exposure under the Guarantee would be greater.  Please refer to the disclosure in “The Guarantee and The Financial Guaranty Agreement” section of the Prospectus at pages 7 and 8 for further information concerning the swap and option agreements.

17.
Please describe any actual or continual business relationships between the Guarantor and the Fund or Adviser during the Guarantee Period (i.e., does the Fund/Adviser intend to borrow money from the Guarantor).

The Fund responds by stating that other than the Guarantee, there are no other relationships between the Guarantor, the Fund or the Adviser other than as described in response to comment 2, above.

18.
Please incorporate by reference the Guarantor’s most recent audited financial statements and two most recent unaudited financial statements and clarify that the most recent audited financial statements are those that were incorporated in the annual report on Form 10-K for the year ended December 31, 2006.  Please also clarify that the unaudited financial statements are those included in the Form 10-Q quarterly report.  Please also attach all as exhibits, as well as independent auditors’ consents for the Guarantor and the Fund.

The Fund responds by stating that it will comply with Mr. O’Connor’s request by incorporating by reference the most recent audited financial statements of the Guarantor for the year ended December 31, 2006, and the unaudited financial statements for the quarters ended March 31 and June 30, 2007 (as filed with the Guarantor’s reports on Forms 10-K and 10-Q), as well as attaching all documents and auditors’ consents as exhibits to the Fund’s final PEA filing.

19.
If the Fund is going to be using derivatives as part of  its principal investment strategy, please discuss the fact that derivatives involve leveraging and also discuss the effects and risks associated with leveraging in the principal risks section of the Prospectus.

Please see response to comment 1 above.  The Fund also responds by stating that it has supplemented the disclosure regarding derivatives in the Principal Risks’ section of the Prospectus as follows:

Leverage Risk.  A derivative contract will obligate or entitle the Fund to deliver or receive an asset or cash payment based on the change in value of one or more securities or indices.  To the extent that the Fund invests in derivatives, even a small investment can have a big impact on the Fund’s market exposure.  Although the Fund intends to segregate cash or highly liquid securities to cover its economic exposure on derivative contracts, its use of derivatives can disproportionately increase losses and reduce opportunities for gains when stock prices are changing.  The Fund may not fully benefit from or may lose money on derivatives if changes in their value do not correspond as anticipated to changes in the value of the Fund’s holdings or in changes in the value of the components of the S&P 500 index.  The other parties to certain derivative contracts present the same type of default risk as issuers of fixed income securities.  Derivatives may also make the Fund’s portfolio less liquid and difficult to value, especially in declining markets, and the counterparty may fail to honor contract terms.  Derivatives may also not be available on terms that make economic sense (e.g., they may be too costly).

20.
Please provide a summary of the financial statements of the Guarantor and Adviser in the appropriate section of the prospectus, and also provide a toll-free number where shareholders can obtain financial reports of the Guarantor and Adviser.

The Fund responds by stating that the financial statements for the Guarantor have been incorporated by reference in the Prospectus.  However, with respect to the Adviser, the financial statements are not material to a shareholder of the Fund because the Adviser does not have any financial obligation with respect to the Guarantee.  The Fund also states that a toll-free number has been provided where further information can be obtained.  In addition, instructions with respect to the availability of the financial statements of the Guarantor have been added to “The Guarantor” section of the Prospectus.

21.	Please discuss any Fund or shareholder recourse, if any, against the Guarantor in the event that the Guarantor defaults under the guarantee agreement.

Please refer to “The Guarantee and The Financial Guaranty Agreement” section of the Prospectus at page 6.

22.
Please describe any recourse the Fund or shareholders would have in the event that the financial condition of the Guarantor materially deteriorates such that it cannot perform its obligations under the guarantee agreement.

The Financial Guaranty Agreement permits the Trust to terminate the Agreement in the event the Guarantor commits an act of insolvency or if its credit rating is suspended, withdrawn or downgraded below A1 by Moody's or A+ by S&P.  If the Trust exercises this right, it will no longer be required to make payments to the Guarantor and may obtain a comparable guarantee from another insurer.

23.
Please incorporate by reference in the Statement of Additional Information  the GAAP audited financial statements of the Guarantor throughout the Guarantee Period, and include related auditor’s consents with any PEA filings containing such references.

The Fund responds by undertaking to include the above-requested consents and financial statements with any future PEA filings in which such financial statements are incorporated by reference.

24.	Please describe any procedural safeguards and internal controls that will be in place to ensure all parties, including Fund and Guarantor, satisfy all conditions under the guaranty agreement.

The Fund responds by stating that the Guarantee will remain in effect once issued regardless of whether the Fund or Guarantor satisfy the conditions under the Financial Guaranty Agreement.  To the extent that the Guarantor’s financial condition deteriorates to the extent that it triggers the Trust’s termination rights described in comment 22, above, the Adviser (through action by the Trust) can terminate the Financial Guaranty Agreement and seek to replace the Guarantor with another insurer.

25.	Please state if there are any tax consequences to the Fund and/or shareholders with respect to payouts during the Guarantee Period.

The Fund responds by stating that there will be no tax consequences (other than those associated with normal distributions of portfolio income and gain) to the Fund or its shareholders because there will be no payments under the Guarantee during the Guarantee Period.

Prospectus (Principal Investment Strategies/Who should Invest in the Fund?)

26.
We note that the Fund states that investors who are willing to underperform the S&P 500 Index would be good investors for the Fund.  Please clarify this statement to explain that this underperformance would be due to the fees involved in investing in the Fund.

The Fund has removed this statement from the Prospectus.  The fees associated with the Guarantee and the swap and option agreements are fully disclosed in “The Guarantee and The Financial Guaranty Agreement” section of the Prospectus.

Prospectus (Fees and Expenses)

27.
With respect to the Guarantee Fee, please discuss how the Board of Trustees evaluated this fee with respect to the Fund’s shareholders, and how it determined this fee was reasonable and in the best interests of shareholders under the circumstances of the Fund.

At the Board meeting for the approval of the Fund, the Board considered the contractual advisory fee of 0.55%, noting that the fee was slightly lower than the industry average for similar funds.  The Board noted that the overall expense ratio of the Fund, including the Guarantee Fee but excluding hedging costs, was lower than that of similar funds, and similar funds did not have the benefit of a similar financial guarantee arrangement.  The Board further noted that if the guarantee fee was removed from the total expense ratio of the Fund, the Fund would have total expenses that are lower than the industry average for similar funds.  The Board concluded that investors in the Fund would be paying a premium for the guarantee, and thus the higher expense ratio could be justified, along with the anticipated hedging costs of 2.35%.  The Board also noted that when the Guarantee period ends, the expense ratio will be lowered to reflect the removal of the Guarantee Fee.  Moreover, in connection with MBIA’s replacement of Assured Guaranty Corp. as Guarantor, the Adviser negotiated with seven mono-line insurers in order to obtain the best economics and execution for the Fund.

Statement of Additional Information (The Guarantee)

28.	Please conform this discussion regarding the Guarantee to the Prospectus language and incorporate all comments made to that section.

The Fund has conformed the discussion in the Statement of Additional Information regarding the Guarantee, the Guarantor and the Financial Guaranty Agreement to the comparable discussion in the Prospectus, including all comments that Mr. O’Connor made with respect thereto.

29.
We note that the NAV of the Fund on the Guarantee Maturity Date will be no less than 150% of the NAV at the commencement of the Guarantee Period, less all fees of the Fund…  Please also make this clear in the Prospectus and include all distribution fees, etc.

The “Example” formerly included in the Statement of Additional Information has been set forth in its entirety in the “Guarantee Period” section of the Prospectus (see page 3 of the Prospectus).  The “Example” makes clear that all fees and operating expenses (1.35%) and hedging costs (2.35%) are deducted from the Fund’s NAV in calculating the Guaranteed Amount (i.e., 150% of the Fund’s NAV at the commencement of the Guarantee Period, less all fees and hedging costs of the Fund).  In addition, the “Example” demonstrates the effect on the calculation of the Guaranteed Amount of the deduction of the maximum sales load of 5% from an initial investment of $10,000 in the Fund’s Class A Shares.  Please note that hedging costs were included in the Fund’s “annual expenses” in the Prior PEA rather than stated separately, as in the enclosed amendment.  The Fund’s hedging costs (2.35%) consist of a fee of 1.80% for the swap agreement and 0.55% for the option agreement versus hedging costs of 1.80% disclosed in the Prior PEA for the swap agreement alone.  As described above, the option agreement and its fee of 0.55% is a new element of the Fund.  The guarantee fee has been reduced from 0.70% to 0.30% and continues to be included in the Fund’s “annual expenses.”

30.	Please clarify in the prospectus that the Guarantee benefits the shareholders, not the Fund.

As set forth in “The Guarantee and The Financial Guaranty Agreement” sections of the Prospectus and the Statement of Additional Information, all benefits of the Guarantee will accrue to the Fund’s shareholders and not the Fund or the Adviser.  In the event a payment is made under the Guarantee, the Fund will be liquidated, and the Guaranteed Amount, including the proceeds of the Guarantee, will be paid to the Fund’s shareholders in a liquidating distribution.

31.
Please explain what happens if a shareholder purchases shares of the Fund after the start of the Guarantee Period and what would happen if a shareholder redeems out of the Fund.  Please include a discussion of any proration that may occur in connection with shares redeemed prior to the Guarantee Maturity Date.

As explained in “The Guarantee and The Financial Guaranty” sections of the Prospectus and Statement of Additional Information, the swap and option agreements will be adjusted and settled daily.  As a result, the Fund’s daily NAV per share will reflect the value of the Fund’s portfolio as well as the current economic value of the Guarantee.  Accordingly, a shareholder who purchases or redeems the Fund’s shares after the start of the Guarantee Period but before the Guarantee Maturity Date will receive, in effect, the current economic benefit of the Guaranty.  There will not be any proration with respect to shares of the Fund redeemed prior to the Guarantee Maturity Date because the Fund will limit the sale of its shares to an aggregate NAV equal to the maximum Guaranteed Amount under the Financial Guaranty Agreement (initially $500 million).  The Guarantor may, in its sole discretion, increase the maximum Guaranteed Amount.

32.	Please include the example that is shown on page B-18 of the Statement of Additional Information in the Prospectus.

The Fund has responded by including the current example that was shown on page B-18 of the Statement of Additional Information included in the Prior PEA at page 3 of the Prospectus.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact me by telephone at 414/765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
for TRUST FOR PROFESSIONAL MANAGERS

cc:           Carol Gehl, Godfrey & Kahn, S.C.